EXHIBIT 99.3

China Liberal Education Holdings Limited Reports Financial Results for the First Six Months of Fiscal Year 2022

BEIJING, November 7, 2022 /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, the “Company”, “we”, “our”, or “us”), a China-based company that provides smart campus solutions and other educational services, today announced its unaudited financial results for the first six months of fiscal year 2022 ended June 30, 2022.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We are delighted to mark a positive financial turnaround in the first half of fiscal year 2022, despite several headwinds including COVID-19 lockdowns in the People’s Republic of China (the “PRC” or “China”). We achieved significant improvements across almost all financial metrics. During this period, our revenue increased by 47.9% year-over-year to $2.74 million, our gross profit increased by 66.3% year-over-year to $2.28 million, and our net income increased by 564.9% year-over-year to $1.50 million. The solid results demonstrate the resilience of our business and the successful execution of our growth strategy. We are pleased with the success of the acquisition of Wanwang Investment Limited, representing a transformational milestone for us to directly operate colleges. Our strategic initiatives are driving results as we continue diversifying service offerings, improving service quality, and scaling our business. Looking forward, we will still focus on retaining high-quality educational services of our Sino-foreign Jointly Managed Academic Programs, attracting new students and strengthening our market position. The encouraging performance of the first half of fiscal year 2022 manifests our business strategy to drive business growth across education industries as a path toward a positive direction. We expect to optimize our services within our ecosystem and further unlock commercial value that catalyzes the Company’s sustainable development and drives shareholder value in the long run.”

First Six Months of Fiscal Year 2022 Financial Highlights

	For the Six Months Ended June 30,
($ millions, except for percentages or per share data)	2022	2021	%Change
Revenue	2.74	1.85	47.9%
Gross profit	2.28	1.37	66.3%
Gross margin	83.5%	74.2%	9.2 pp
Income from operations	1.49	0.30	392.1%
Operating profit margin	54.3%	16.3%	38.0 pp
Net income	1.50	0.23	564.9%
Basic and diluted earnings (loss) per share	0.09	0.03	200.0%

Note: pp represents percentage points.

•	Revenue increased by 47.9% year-over-year to $2.74 million for the six months ended June 30, 2022, from $1.85 million for the same period last year.

•	Gross profit increased by 66.3% to $2.28 million for the six months ended June 30, 2022, from $1.37 million for the same period last year.

•	Gross margins were 83.5% and 74.2% for the six months ended June 30, 2022 and 2021, respectively.

•	Income from operations increased by 392.1% to $1.49 million for the six months ended June 30, 2022, from $0.30 million for the same period last year.

•	Operating profit margin was 54.3% for the six months ended June 30, 2022, compared to 16.3% for the same period last year.

•	Net income was $1.50 million for the six months ended June 30, 2022, compared to $0.23 million for the same period last year.

•	Basic and diluted earnings per share were $0.09 for the six months ended June 30, 2022, compared to $0.03 for the same period last year.

First Six Months of Fiscal Year 2022 Financial Results

Revenue

Revenue increased by 47.9% year-over-year to $2.74 million for the six months ended June 30, 2022 from $1.85 million for the same period last year. The increase in revenue was mainly driven by increased revenue from the Company’s Sino-foreign Jointly Managed Academic Programs, as the Company earned higher sharing of revenue from two colleges.

	For the Six Months Ended June 30,
($ millions, except for percentages)	2022			2021
Revenue	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sino-foreign Jointly Managed Academic Programs	2.15	0.14	93.4%	1.42	0.23	84.0%
Overseas Study Consulting Services	0.33	0.09	73.7%	0.03	0.02	29.3%
Technological Consulting Services for Smart Campus Solutions	0.17	0.18	-6.7%	0.34	0.19	43.9%
Tailored Job Readiness Training Services	0.09	0.05	50.5%	0.07	0.04	37.9%
Total	2.74	0.45	83.5%	1.85	0.48	74.2%

Revenue from Sino-foreign Jointly Managed Academic Programs increased by $0.73 million, or 51.2%, to $2.15 million for the six months ended June 30, 2022, from $1.42 million for the same period last year. This increase was primarily attributable to an increase in the average tuition fees by 72.6%, which was mainly caused by a change in the student mix enrolled in different academic programs with the universities/colleges. The increase was partially offset by a decrease in the number of students by 352, or 12.4%, from 2,841 students for the six months June 30, 2021 to 2,489 students for the six months that ended June 30, 2022.

Revenue from Overseas Study Consulting Services increased by $0.30 million, or 1,166.4%, to $0.33 million for the six months ended June 30, 2022, from $0.03 million for the same period last year. The increase was mainly because our performance obligations for our service contract with Beijing Foreign Studies University were satisfied for the six months ended June 30, 2022. Following administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were completely satisfied.

Revenue from technological consulting service decreased by $0.17 million, or 50.7%, to $0.17 million for the six months ended June 30, 2022, from $0.34 million for the same period last year. The decrease was primarily because we did not obtain smart campus projects of large size during the six months ended June 30, 2022. For the six months ended June 30, 2022, three projects were completed as compared with 14 completed projects for the six months ended June 30, 2021. Many Chinese universities/colleges put on hold their “smart campus” project plans due to continued uncertainties associated with the COVID-19 pandemic.

Revenue from tailored job readiness training services increased by $0.03 million, or 41.4%, to $0.09 million for the six months ended June 30, 2022, from $0.07 million for the same period last year. The increase was mainly attributed to an increase in the number of students receiving tailored job readiness training services, from 130 students for the six months ended June 30, 2021 to 443 for the six months ended June 30, 2022.

Cost of Revenue

Cost of revenue decreased by $24,064, or 5.0%, to 452,663 for the six months ended June 30, 2022, from $476,727 for the same period last year, primarily due to decreased costs associated with Sino-foreign Jointly Managed Academic Programs by $85,647, or 37.6%, which was mainly attributable to the decrease in salary, welfare and insurance costs of foreigner teachers in Sino-foreign Jointly Managed Academic Programs. Due to travel bans and/or restrictions caused by the COVID-19 pandemic, certain foreign teachers were unable to enter China and we engaged more Chinese teachers to provide teaching services to students for the six months ended June 30, 2022, as compared to the six months ended June 30, 2021. The decrease was partially offset by an increase in costs associated with overseas study consulting services by $68,189, or 370.3%, and the increase was mainly attributed to commissions incurred in recruiting students for overseas study.

Gross Profit

Gross profit increased by $0.91 million, or 66.3%, to $2.28 million for the six months ended June 30, 2022, from $1.37 million for the same period last year, while gross profit margin increased by 9.2%, to 83.5% for the six months ended June 30, 2022, from 74.2% for the same period last year. The increase in gross profit and gross margin was primarily due to higher gross profit and gross margin associated with our technological consulting service projects, as the projects during the six months ended June 30, 2022 had higher gross margin.

Operating Expenses

Selling expenses increased by $34,019, or 244.4%, to $110,612 for the six months ended June 30, 2022, from $76,593 for the same period last year. The increase in selling expenses was primarily attributable to an increase in salaries and welfare expenses of marketing employees.

General and administrative expenses decreased by $306,451, or 30.8%, to $689,000 for the six months ended June 30, 2022, from $995,451 for the same period last year, primarily due to a decrease in professional services fees of $0.2 million, a decrease in share-based compensation to independent directors of $53,250, and a decrease in independent director compensation of $25,601.

Interest Income

Interest income decreased by $51,300, or 85.5%, to $8,673 for the six months ended June 30, 2022, from $59,973 for the same period last year. The decrease was mainly attributed to the completion of our smart campus projects. In connection with the Company’s technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control was transferred and when we collected cash consideration from the customer. For the six months ended June 30, 2022 and 2021, we recognized nil and $56,511 interest income in connection with the aforementioned financing component, respectively.

Other Income (Expense)

Other income was $9,110 and $7,249 for the six months ended June 30, 2022 and 2021, respectively. The increase in other income was primarily due to provision of other training services for the six months ended June 30, 2022.

Income Tax Provision

Income tax provision was $42 for the six months ended June 30, 2022, decreased from $128,482 for the same period last year. Effective income tax rate was 0.0% and 36.3% for the six months ended June 30, 2022 and 2021, respectively. The significant change in effective income tax rate comparing the two periods is mainly due to the fact that China Liberal (Beijing) Education Technology Co., Ltd., a wholly-owned PRC subsidiary of the Company, is entitled to a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses.

Net Income

Net income was $1.50 million for the six months ended June 30, 2022, compared to a net income of $0.23 million for the same period last year. Basic and diluted earnings per share were $0.09 for the six months ended June 30, 2022, compared to basic and diluted loss per share of $0.03 for the same period last year.

Financial Condition

As of June 30, 2022, the Company had cash of $12.25 million, compared to $32.68 million as of December 31, 2021.

Net cash provided by operating activities was $6.70 million for the six months ended June 30, 2022, compared to net cash used in operating activities of $1.89 million for the same period last year.

Net cash used in investing activities was $39.14 million for the six months ended June 30, 2022, compared to net cash provided by investing activities of $1.46 million for the same period last year.

Net cash provided by financing activities was $12.30 million for the six months ended June 30, 2022, compared to $29.05 million for the same period last year.

COVID-19

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. For the six months ended June 30, 2022, the Company’s revenue from Sino-foreign Jointly Managed Academic Programs was not significantly impacted because Chinese universities / colleges have resumed on-site schooling since May 2020. The Company has been providing teaching services to students at normal level and no significant dropout has been reported to the Company during the six months ended June 30, 2022. However, due to the impact of COVID-19, the internal payment processes of the Company’s partnering schools were temporarily delayed. As a result, the Company and these partnering schools mutually agreed to extend the tuition payment term by three to six months. The Company does not believe such delay will result in any collectability risk and the entire tuition receivable balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this temporary delay in tuition payment does not represent a change in the Company’s cooperation model with these partnering schools and the Company does not expect to incur further tuition payment delays in the future.

The continued uncertainties associated with the COVID-19 pandemic has caused many Chinese universities / colleges to temporarily hold their “smart campus” project construction plans and accordingly the Company did not obtain large “smart campus” project contract during the six months ended June 30, 2022, which led to a decrease in the Company’s revenue from technological consulting and supporting services during that period. Additionally, the COVID-19 pandemic continues to have a negative impact over the Company’s study abroad consulting services. A portion of the Company’s revenue from overseas study consulting services was recognized when students received offers and obtained appropriate visas. However, due to the COVID-19 pandemic, certain countries closed their borders and imposed travel restrictions. Due to the uncertainties around international travels, it is expected that the COVID-19 pandemic may continue to result in students being restricted from pursuing their overseas education in the near terms and may have further negative impact over the oversea study consulting service revenue stream.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the company’s website at ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

China Liberal Education Holdings Limited

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS	$	$
CURRENT ASSETS
Cash	$12,249,579	$32,678,421
Account receivables	3,172,192	2,462,550
Contract assets	-	2,014,146
Advance to suppliers	-	4,525,794
Prepayment to acquire subsidiaries	60,000,000	1,492,772
Inventories	215,701	201,091
Prepaid expenses and other current assets	145,985	175,956
TOTAL CURRENT ASSETS	$75,783,457	$43,550,730
NON-CURRENT ASSETS
Property and equipment, net	26,439	35,384
Right-of-use assets	-	47,617
TOTAL NON-CURRENT ASSETS	$26,439	$83,001

TOTAL ASSETS	$75,809,896	$43,633,731

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Account payables	$85,323	$169,137
Contract liabilities	-	291,833
Contingent consideration	19,400,299	-
Taxes payable	714,848	740,966
Due to related parties	22,852	23,557
Lease liability	-	47,617
Loan from a third party	304,568	-
Accrued expenses and other current liabilities	382,684	402,233
TOTAL CURRENT LIABILITIES AND TOTAL LIABILITIES	$20,910,574	$1,675,343

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 21,848,333 and 13,848,333 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	$21,848	$13,848
Additional paid-in capital	52,668,260	40,686,311
Statutory reserve	898,405	719,804
Retained earnings	1,471,552	147,278
Accumulated other comprehensive (loss) income	(160,743)	391,147
Total shareholders’ equity	$54,899,322	$41,958,388

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,809,896	$43,633,731

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the six months ended June 30,
	2022	2021

REVENUE	$2,737,410	$1,850,551
COST OF REVENUE	(452,663)	(476,727)
GROSS PROFIT	2,284,747	1,373,824

OPERATING EXPENSES
Selling expenses	(110,612)	(76,593)
General and administrative expenses	(689,000)	(995,451)
Total operating expenses	(799,612)	(1,072,044)

INCOME FROM OPERATIONS	1,485,135	301,780

OTHER INCOME
Interest income	8,673	59,973
Other income (expenses), net	9,110	(7,249)
Total other income, net	17,783	52,724

INCOME BEFORE INCOME TAXES	1,502,918	354,504
INCOME TAX EXPENSE	(42)	(128,482)
NET INCOME	$1,502,876	$226,022

COMPREHENSIVE INCOME
Total foreign currency translation adjustment	(551,890)	143,416
TOTAL COMPREHENSIVE INCOME	$950,985	$369,438

Weighted average number of shares, basic and diluted	17,627,339	8,756,372
Basic and diluted earnings per ordinary share	$0.09	$0.03

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities
Net income	$1,502,876	$226,022
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7,402	10,810
Non-cash lease expenses	-	45,148
Loss from disposal of property and equipment	-	606
Share-based compensation	-	53,250
Changes in operating assets and liabilities:
Account receivables, net	(858,161)	(621,655)
Contract asset, net	1,972,732	2,239,613
Advance to suppliers	4,415,107	(3,937,025)
Inventory, net	(25,401)	-
Prepaid expenses and other current assets	40,899	64,982
Account payables	(77,703)	(43,011)
Contract liabilities	(285,832)	(38,853)
Taxes payable	11,175	126,429
Accrued expenses and other current liabilities	99	(18,412)
Net cash provided by (used in) operating activities	6,703,193	(1,892,096)

Cash flows from investing activities
Purchase of property and equipment	-	(3,500)
Prepayment for acquisitions	(39,137,623)	-
Repayment of advance to a related party	-	1,466,239
Net cash (used in) provided by investing activities	(39,137,623)	1,462,739

Cash flows from financing activities
Proceeds from advance from a third party	313,966	-
Net proceeds from issuance of ordinary shares	11,989,949	29,047,088
Net cash provided by financing activities	12,303,915	29,047,088

Effect of changes of foreign exchange rates on cash	(298,326)	73,491
Net (decrease) increase in cash	(20,428,842)	28,691,222
Cash, beginning of year	32,678,421	5,007,449
Cash, end of year	$12,249,579	$33,698,671

Supplemental disclosure of cash flow information:
Cash paid for interest expense	-	$40,463
Cash paid for income tax	$2,493	-